Exhibit 99.1

RENEW ENERGY GLOBAL PLC

(a public limited company having its registered office at C/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, England and incorporated in England and Wales with company number 13220321)

NOTICE OF ANNUAL GENERAL MEETING 2025

to be held on Thursday, September 18, 2025 at 02:00 P.M. (BST)

at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorized under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or if you reside elsewhere, another appropriately authorized financial adviser.

If you have recently sold or transferred all your shares in ReNew Energy Global Plc, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CHAIRMAN’S LETTER

Dear Shareholder,

I am pleased to enclose the notice of the fourth annual general meeting of the shareholders of ReNew Energy Global Plc (“ReNew” or the “Company”) (the “Annual General Meeting” or “AGM”), to be held at 02:00 p.m. (British Summer Time) on Thursday, September 18, 2025 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. The accompanying notice of Annual General Meeting (the “Notice”) describes the AGM, the resolutions you will be asked to consider and vote upon and related matters.

We look forward to welcoming shareholders in person at the AGM. Your vote is important, regardless of the number of shares you hold. We therefore strongly encourage you to place your vote by proxy on the resolutions in the Notice. If you are a shareholder of record holding Voting Shares (see note 4 of the Further Notes on page 6 of this document), you may vote by signing, dating and returning your proxy form in the envelope provided, returning the proxy form by email, or voting online or by telephone. To ensure your vote is counted, please ensure that your proxy appointment is made in accordance with the instructions in notes 13 to 16 of the Further Notes on pages 7-8 of this document by no later than 02:30 p.m. BST on Tuesday, September 16, 2025.

If you are a beneficial owner (not a shareholder of record), with Voting Shares held within the systems of The Depository Trust Company through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 02:30 p.m. BST on Tuesday, September 16, 2025.

If you hold depositary receipts issued by Computershare Trust Company, N.A. (“Computershare”) in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:59 p.m. EDT on Friday, September 12, 2025.

Recommendation

You will find an explanation of each resolution to be proposed at the AGM within the Explanatory Notes on pages 3-6 of this document. The Company’s board of directors (the “Board”) considers that all these resolutions are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board recommends that you vote in favor of each of the proposed resolutions. Members of the Board with beneficial holdings in the Company intend to do so.

Thank you for your continued support of ReNew.

Yours sincerely,

Sumant Sinha

Chairman and Chief Executive Officer

August 22, 2025

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the fourth annual general meeting (the “Annual General Meeting” or “AGM”) of ReNew Energy Global Plc (the “Company”) will be held at 02:00 p.m. (British Summer Time) on Thursday, September 18, 2025 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom.

The business of the AGM will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the Explanatory Notes on pages 2-5 of this document and additional information on voting at the Annual General Meeting can be found in the Further Notes on pages 6 to 8. All resolutions will be put to a vote on a poll.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the Nasdaq Capital Market, the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but are routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

Companies Act annual reports and accounts

1.	THAT the annual accounts and reports of the Company for the financial year ended March 31, 2025 (the “2025 Annual Reports and Accounts”) be received.

Directors’ remuneration report

2.	THAT the directors’ remuneration report of the Company for the financial year ended March 31, 2025, as set forth on pages 84 to 99 of the 2025 Annual Reports and Accounts, be approved.

Directors’ remuneration policy

3.	THAT the directors’ remuneration policy of the Company, as set forth on pages 100 to 111 of the 2025 Annual Reports and Accounts, be approved.

Approval of directors’ re-appointment

4.	THAT the re-appointment of Manoj Singh as a director be approved.

5.	THAT the re-appointment of Sir Sumantra Chakrabarti as a director be approved.

6.	THAT the re-appointment of Vanitha Narayanan as a director be approved.

7.	THAT the re-appointment of Paula Gold-Williams as a director be approved.

8.	THAT the re-appointment of Philip New as a director be approved.

9.	THAT the re-appointment of Nicoletta Giadrossi as a director be approved.

Re-appointment of auditor

10.

THAT KNAV Limited (“KNAV”) be re-appointed as auditor of the Company, to hold office from the conclusion of this AGM until the conclusion of the next general meeting at which the Company’s annual accounts and reports are laid before the Company.

Auditor’s remuneration

11.	THAT the Board and its Audit Committee be severally authorized to determine the auditor’s remuneration.

By Order of the Board

Samir Rai

Company Secretary

August 22, 2025

EXPLANATORY NOTES

The explanatory notes that follow form part of the notice of this AGM and provide important information regarding the items of business to be considered at the AGM. Resolutions 1 to 11 (inclusive) are proposed as ordinary resolutions. This means that for each of these resolutions to be passed, more than half the votes cast must be in favour of the resolution.

Resolution 1 (Companies Act annual reports and accounts)

The Board is required to lay its annual reports and accounts before a general meeting each year. The ‘2025 Annual Reports and Accounts’ comprise the Company’s directors’ report, strategic report, directors’ remuneration report, remuneration policy and annual accounts and auditor’s report for the financial year ended March 31, 2025, prepared in accordance with the Companies Act. The 2025 Annual Reports and Accounts were considered and approved unanimously by the Board on August 13, 2025.

This is the Company's routine submission of the Annual Reports and Accounts for the year ended March 31, 2025.

Resolution 2 (Directors’ remuneration report)

The Directors’ remuneration report sets out the pay and benefits received by each of the directors in respect of the financial year ended March 31, 2025, prepared in accordance with the Companies Act. The Company is required to seek shareholders’ approval of this report. The directors’ remuneration report can be found on pages 84 to 99 of the 2025 Annual Reports and Accounts. The remuneration report, which was based on the recommendations of the Remuneration Committee, was considered and approved unanimously by the Board on August 13, 2025.

The Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report for the year ended March 31, 2025.

Resolution 3 (Directors’ remuneration policy)

The purpose of this resolution is to seek shareholder approval of the Company’s second directors’ remuneration policy (“2025 Policy”) set out on pages 100 to 111 of the 2025 Annual Reports and Accounts.

The first directors’ remuneration policy (the “2022 Policy”) was approved by the shareholders of the Company at the 2022 annual general meeting and was valid for three years. As the 2022 Policy will therefore expire at this AGM, the Company is required to seek shareholder approval for the 2025 Policy. The Board in its meeting held on August 13, 2025 unanimously approved the 2025 Policy in accordance with the recommendations of the Remuneration Committee.

The 2025 Policy sets out how the Company proposes to pay its directors, including every element of remuneration to which a director may be entitled, as well as how the 2025 Policy supports the Company’s long-term strategy and performance. It also includes details of the Company’s approach to recruitment and payments for loss of office.

If the 2025 Policy is approved, the Company will only be permitted to make remuneration payments and payments for loss of office to directors if they are consistent with the 2025 Policy or have been specifically approved by a shareholder resolution. The Company will not be permitted to make any such payments after the end of its current financial year without approval by a specific shareholder resolution if no remuneration policy has been approved.

If approved by shareholders, the 2025 Policy will apply for a three-year term from the conclusion of this AGM, unless it is replaced by a new remuneration policy approved by shareholders at a general meeting. After three years, a new remuneration policy must be proposed to shareholders.

Resolutions 4 to 9 (Approval of directors’ re-appointment)

All six Non-Executive Independent Directors were appointed / re-appointed (appointed Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New and re-appointed Mr. Manoj Singh, Sir Sumantra Chakrabarti and Ms. Vanitha Narayanan) with effect from August 23, 2023 and the same was approved by the Company’s shareholders at the 2023 annual general meeting of the Company. The respective term of office for each appointee will last until this AGM.

In anticipation of the expiry of their current tenure, the Board has considered the performance and qualifications of each director seeking confirmation of their re-appointment and determined that each of them contributes effectively and demonstrates commitment to their role. The skills and experience of each director, as summarized in their biographies set out herein after, demonstrate why their contribution is important and how the contribution, commitment and performance they make continue to be important to the Company’s long-term sustainable success.

On July 29, 2025 the Board, on the recommendation of the Nomination and Board Governance Committee, unanimously approved the re-appointment of Mr. Manoj Singh, Sir Sumantra Chakrabarti, Ms. Vanitha Narayanan, Ms. Paula Gold-Williams, Mr. Philip Graham New and Ms. Nicoletta Giadrossi for a period of approximately two years from this AGM up to the annual general meeting of the Company scheduled to be held in the calendar year 2027. The terms of re-appointment of these directors are materially the same as their current terms, including the requirement for approval by the shareholders at this AGM following their appointment by the Board.

If any of these resolutions is not passed, the relevant director’s re-appointment will be terminated immediately from the conclusion of this AGM, in accordance with the terms of his or her appointment/ re-appointment.

Brief biographical details of each of the directors to which the resolutions relate are set out set out on pages 3 to 5 of this document.

Resolution 10 (Re-appointment of auditor)

The current appointment of KNAV Limited (“KNAV”) as Auditor of the Company will terminate at the conclusion of this year’s AGM. KNAV has expressed its willingness to continue in office. The Audit Committee and the Board have unanimously recommended that KNAV be re-appointed until the conclusion of the next general meeting of the Company at which the Company’s annual accounts and reports are laid.

Resolution 11 (Auditor’s remuneration)

The directors may set the remuneration of the auditor if authorized to do so by the shareholders. The Board has recommended that the Audit Committee be authorized to determine the remuneration of KNAV. This resolution seeks authority for the Board and the Audit Committee severally to set the remuneration of the Auditor for the financial year 2025-26.

PROFILES OF DIRECTORS PROPOSED TO BE RE-APPOINTED

Mr. Manoj Singh served as the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd (Deloitte Global) in a professional career spanning 36 years with the firm. Prior to his retirement in June 2015, Mr. Singh was based in Cleveland, Hong Kong and New York with Deloitte where he held various leadership positions. A consultant by background, Mr. Singh led Deloitte Consulting in the Americas, was the Asia Pacific Regional Managing Director and the COO in the final eight years with the firm. He also served on the Board of Directors of Deloitte firms in the US, China and Mexico. Mr. Singh has advised national and multinational companies on mergers and acquisitions, enterprise cost management and shareholder value growth with a specific focus on technology, manufacturing and the energy industry. He also has extensive business development experience in emerging and developed markets such as Germany, China, India, sub–Saharan Africa, and South East Asia. He is a member of several company boards including Pratham USA, the Putnam Funds and Abt Associates. Mr. Singh is also a Trustee at Carnegie Mellon University in the United States.

Sir Sumantra Chakrabarti is a Chair of the Board of Trustees of ODI Global (global affairs think tank) and Co-Chair of the Emerging Market Forum. He is also a member of the International Advisory Council of the Oxford India Centre for Sustainable Development and also advise Emerging Market leaders on economic development and public administration reform. Sir Sumantra worked from 2016 to 2022 as a Global Commissioner of the New Climate Economy network and from 2020 to 2021 as a member of the WHO Pan-European Commission on Health and Sustainable Development, and of the Commission for Smart Government in the U.K. Until July 2020, he was the sixth President of the European Bank for Reconstruction and Development. He served two full four-year terms, having won competitive elections in 2012 and in 2016. Before becoming President of the European Bank for Reconstruction and Development, Sir Sumantra was a civil servant in the United Kingdom and was the Permanent Secretary successively at the Department for International Development and the Ministry of Justice. He has a degree in Politics, Philosophy and Economics from the University of Oxford, United Kingdom and a master’s degree in Development Economics from the University of Sussex, United Kingdom. He is an honorary Fellow of New College, Oxford University, an honorary bencher at the Middle Temple, and also holds honorary doctorates from the Universities of Sussex, East Anglia, and the Bucharest University of Economic Sciences, as well as honors from Kosovo, Kazakhstan and Uzbekistan and received the Emerging Europe’s “The Professor Günter Verheugen” Award, 2021.

Ms. Vanitha Narayanan is a senior global executive and board leader with a track record spanning three decades in technology and telecommunications. In 2020, Ms. Narayanan retired after a career at IBM where she held multiple key roles leading large businesses in the United States, Asia-Pacific and India. These roles included serving as Managing Director & Chairman of IBM India, Vice President for the Communications Sector across Asia Pacific, and other global roles. Ms. Narayanan serves on the boards of several global companies including HCL Technologies Ltd. and SLB Ltd. Ms. Narayanan was the first woman chairperson of AMCHAM India in 2016 and served as a member on its National Executive Board from 2014 to 2018. She was on the executive council of the National Association of Software and Services Companies (NASSCOM) from 2016 to 2018 and on the Catalyst India Advisory Board. She also served as Chairperson of the Board of Governors for National Institute of Technology, Surathkal, India and was a member of the National Council of the Confederation of Indian Industry and Co-Chair of its national committee for multinational companies. Ms. Narayanan was awarded an honorary Degree of Doctor of Letters from the LNM Institute of Information Technology, India. She is a graduate in Public Relations & Communication from Stella Maris College, India and holds an MBA degree in Marketing and Advertising from the University of Madras, India. She also holds an MBA degree in MIS & Accounting from the University of Houston, United States.

Ms. Paula Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer. Ms. Gold Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Gold Williams also serves as the Co-Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank; and as a member of Alliance to Save Energy’s Global Leadership Council. Previously, she held other board positions, including as a member of the US Secretary of Energy's Advisory Board (SEAB); First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past Chair of the San Antonio Chamber of Commerce. She was also a board member and Treasurer of EPIcenter, an innovation think tank; incubator and accelerator; and strategic advisory organization. Ms. Gold Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Mr. Philip New has served as a non -executive director of Norsk Hydro ASA since May 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. In November 2023, he was appointed as Chair of Trustmark Research and Innovation Ltd, a UK registered not for profit company limited by guarantee, which is now renamed as xRI Ltd. He also served as a non- executive director of Almar Water Solutions B.V. from March 2017 to December 2023. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-forprofit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer -facing businesses. Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, and sits on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New chaired for four years the U.K. Electric Vehicle Energy Taskforce and was recently commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector. He is a Senior Adviser at Prysm Global Ltd, a UK based regulatory advisory company and is a Senior Fellow with the Mission Possible Partnership. Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

Ms. Nicoletta Giadrossi is currently serving as Chair of MSX International Ltd, a UK based global business services provider; Sustainability & HSE Committee Chair in TKE GmBh, a German-based elevator company; Chair of the Remuneration Committee for Royal Vopak N.V., a petrochemicals and new energies storage company listed on Euronext Amsterdam; Chair of the ESG Committee for Innio GmBh, an Austrian OEM for gas engines; INED in Fortna Inc., a robotics and automation OEM based in Atlanta, GA; and INED in Univar Solutions Inc. a chemicals distribution company based in Chicago, IL.Ms. Giadrossi also worked as Chair of Ferrovie dello Stato Italiane Spa, the holding company for mobility infrastructure, until June 2024; Chair of Cairn Energy plc; a FTSE 250 gas producer in Scotland until January 2023; Chair of Techouse AS, a cleantech engineering company in Norway until July 2023; Chair of the Remuneration Committee of Brembo S.p.A., an automotive components manufacturer listed on the Italian MIB until April 2023. She also served on the boards of Falck Renewables S.p.A., now Renantis, a leading European renewable energy producer until 2022; IHS Markit Ltd, listed on the NYSE, until 2022; Fincantieri SpA, listed on the Italian MIB, until April 2018; Bureau Veritas S.A. and Faiveley Transport S.A., both listed in France, until April 2017; and Aker Solutions Asa, listed in Norway, until 2013. Ms. Giadrossi has experience in leading and participating in audit, risk, sustainability, and remuneration committees. Ms. Giadrossi's executive career has spanned 30 years in energy, engineering, and capital goods. From 2014 to 2016 she was President in, Europe, Africa, India, for Technip, an engineering company, and from 2012 to 2014 she was EVP, Head of Operations, for Aker Solutions. Prior to that, she was VP and General Manager, EMEA, for Dresser Rand (now Siemens Energy). Ms. Giadrossi spent 10 years with General Electric Company in several executive positions, notably General Manager for GE’s Oil and Gas, Refinery & Petrochemicals Division, a position held until 2005. She started her career at The Boston Consulting Group. She also holds a BA in Economics and Mathematics from Yale University and an MBA from Harvard Business School.

FURTHER NOTES

1.

Some of the resolutions are items that are required to be approved by shareholders under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.

In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that all votes attaching to each Voting Share represented in person or by proxy will be counted in the vote.

3.

All resolutions will be proposed as ordinary resolutions. The ordinary resolutions will be passed by a simple majority of the total voting rights of shareholders who vote on them, whether in person or by proxy.

4.

“Shareholders of record” are those persons registered in the register of members of the Company in respect of at least one share in the Company at 11:59 p.m. (Eastern Daylight Time) on August 15, 2025 (the “Record Date”). If, however, shares in the Company within the systems of The Depository Trust Company (“DTC”) are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those shares. Only shareholders of record have the right to attend, speak and (in respect of any Class A Ordinary Share, Class B Ordinary Share or Class D Ordinary Share (together “Voting Shares”)) vote at the AGM. Changes to the register of members after the deadline above will be disregarded in determining the rights of any person to attend and vote at the meeting.

5.

Beneficial owners of Voting Shares as at the Record Date generally have the right to direct their broker or other agent how to vote the Voting Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from their broker or agent. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 02:30 p.m. BST on Tuesday, September 16, 2025.

6.

Holders as at the Record Date of depositary receipts issued by Computershare Trust Company, N.A. (“Computershare”) generally have the right to direct Computershare how to vote the Voting Shares underlying their depositary receipts and are also invited to attend the Annual General Meeting. However, as holders of depositary receipts are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from Computershare. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 02:30 p.m. BST on Tuesday, September 16, 2025.

7.

In accordance with the provisions of the Companies Act, and in accordance with the Articles, a shareholder of record is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting. A shareholder of record may appoint more than one proxy in relation to the Annual General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Such proxies need not be shareholders of record, but must attend the Annual General Meeting and vote in accordance with any instructions given by the shareholder of record. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the “Voting Process; Appointment and Revocation of Proxies” section below.

8.

Pursuant to section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to:

(a)	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(b)

any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

Section 528 of the Companies Act specifies requirements for the Company to make the statement available on the website. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or section 528. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website.

9.

The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

10.

A copy of this Annual General Meeting notice can be found at the Company’s website https://investor.renew.com/. Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

11.

If you wish to attend the Annual General Meeting in person, please bring photo identification to enable the Company to confirm your right to attend and vote. On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

12.	If you have general queries about your shareholding, please contact the bank or brokerage firm through which you hold your shares, or Computershare if you hold depositary receipts, or ir@renew.com.

VOTING PROCESS; APPOINTMENT AND REVOCATION OF PROXIES

13.

If you are a shareholder of record holding Voting Shares, you can appoint a proxy to vote for you, and (if you wish) give instructions on how your proxy should vote, by marking, dating, signing and returning the proxy form by post to the Company’s office at C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, England or by email to CorpSec@renewpower.uk. In the case of a shareholder of record which is a legal entity, the proxy form must be executed on its behalf by a duly authorized signatory or an attorney for the entity. Any power of attorney or any other authority under which a proxy form is signed on behalf of any shareholder of record (or a duly certified copy of it) should be included with the proxy form. In order to be valid, your proxy form must be received no later than 02:30 p.m. BST on Tuesday, September 16, 2025.

14.

Alternatively, if you are a shareholder of record holding Voting Shares, you may appoint a proxy online at www.ProxyVote.com or (from within the United States) by telephone on 1-800-454-8683. You will need to enter the 16-digit control number on your proxy form. If you make a voting election online or by telephone, you will (unless the Company agrees otherwise with you) be deemed to have appointed the Chairman of the AGM as your proxy for the AGM and instructed him to vote your shares in accordance with your election. If you make no election in respect of a particular resolution, your proxy will not vote on the resolution. In order to be valid, your voting election must be made no later than 02:30 p.m. BST on Tuesday, September 16, 2025.

15.	The appointment of a proxy will not preclude a shareholder of record from attending and voting in person instead of the proxy at the AGM.

16.

A shareholder of record who has appointed a proxy may revoke the appointment by delivering to the address or email address for delivery of proxy forms given above, before the deadline for the receipt of proxy forms given above, either a duly signed written notice that the proxy is revoked bearing a date later than that indicated on the proxy form or a duly signed subsequently dated proxy form. Voting elections made online or by telephone may also be changed until the deadline for such elections given above.

17.

If you are a beneficial owner (not a shareholder of record), with Voting Shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 02:30 p.m. BST on Tuesday, September 16, 2025. Any voting direction submitted to the Company or its agent by you or on your behalf in accordance with these instructions will (unless the Company agrees otherwise with you) be deemed to constitute the appointment of the Chairman of the AGM as proxy on behalf of DTC’s nominee (which is the registered holder of your shares) in respect of your shares for the AGM and an instruction to the proxy to vote those shares in accordance with your direction. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution (except that your broker may give instructions to the proxy to vote on certain resolutions at the broker’s discretion in accordance with applicable regulations or, if you return a paper voting instruction form, as described on that form).

18.

If you hold depositary receipts issued by Computershare in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:59 p.m. EDT on Friday, September 12, 2025. Following receipt of your instructions, Computershare will instruct its nominee (which is the registered holder of the shares underlying your depositary receipts) to pass on your instructions to the Company’s agent, which will be deemed to constitute the appointment of the Chairman of the AGM (or some other person agreed by the Company and Computershare) as the nominee’s proxy for the AGM in respect of your shares and an instruction to the proxy to vote those shares in accordance with your directions. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution.